EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Successor Company		Predecessor Company
	Three Months Ended	Nine Months Ended	Year Ended Last Friday in December
	September 30,	September 30,	2008		2007		2006	2005	2004
	2009	2009	(52 weeks)		(52 weeks)		(52 weeks)	(52 weeks)	(53 weeks)

Pre-tax earnings (loss)(a)	$218	$2,130	$(45,438)		$(13,723)		$9,313	$6,335	$5,106
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	2,474	9,034	29,641		51,683		35,719	21,764	10,591

Pre-tax earnings before fixed charges	2,692	11,164	(15,797)		37,960		45,032	28,099	15,697

Fixed charges:
Interest	2,407	8,831	29,349		51,425		35,499	21,549	10,387
Other(b)	67	203	292		258		220	215	204

Total fixed charges	2,474	9,034	29,641		51,683		35,719	21,764	10,591

Preferred stock dividend requirements	28	101	4,356		401		259	99	54

Total combined fixed charges and preferred stock dividends	$2,502	$9,135	$33,997		$52,084		$35,978	$21,863	$10,645

Ratio of earnings to fixed charges	1.09	1.24		*		*	1.26	1.29	1.48
Ratio of earnings to combined fixed charges and preferred stock dividends	1.08	1.22		*		*	1.25	1.29	1.47

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.
*	The earnings for year-end 2008 and 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges were $45,438 and $13,723, respectively. The coverage deficiencies for total fixed charges and preferred stock dividends were $49,794 and $14,124, respectively.